UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 Press Release, “Charm Communications Inc. Announces Decision to Report Earnings Results on a Biannual Basis”, dated May 6, 2014

Exhibit 99.1

Charm Communications Inc. Announces Decision to Report Earnings Results on a Biannual Basis

Charm Communications Inc. (NASDAQ: CHRM) (the “Company”), a leading advertising agency in China, today announced that its Audit Committee has approved its decision to provide financial results and earnings guidance on a biannual basis from financial year 2014 onwards.

The Company notes that as a foreign private issuer, it is only required to submit an interim balance sheet and income statement as of the end of its second quarter each year, pursuant to Rule 5250(c)(2) of the NASDAQ Stock Market Rules. In addition, there is no home country rule on financial reporting obligations in the Cayman Islands, where the Company is incorporated.

The Company believes this decision is a prudent one that takes into account the long-term prospects of the Company. By shifting away from emphasizing short-term earnings targets, management will be able to better focus on longer-term value creation for the Company and its investors. In addition, in connection with the Company’s media investment business, significant media cost contracts are normally entered on an annual basis. The change to biannual reporting will reduce the degree of subjective allocation of significant media costs that management would otherwise need to make at each quarter end.

The Company reaffirms the benefits of voluntary disclosure to the capital markets in reducing information asymmetry and lowering stock volatility. Going forward, the Company will continue to maintain good communications with analysts and investors and provide meaningful and qualitative information in its future releases. With a better understanding of the drivers of long-term corporate performance, investors will be able to identify the data that helps measure the Company’s prospects and expectations for performance against those drivers.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as a number of major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please visit http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, such risks and uncertainties include without limitation, the market reaction to the Company’s decision to discontinue quarterly earnings releases, investors’ interpretation of the Company’s decision and its impact on investors’ confidence in the Company and the Company’s ability to provide adequate information on the performances of the Company through its biannual reporting. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

Investor Relations Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial

Phone: +1-616-551-9714

Email: chrm@ogilvy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/s/ He Dang
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: May 7, 2014